Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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PARTICIPANTS

Corporate Participants

John Franklin Brock – Chairman & Chief Executive Officer, Coca-Cola Enterprises, Inc.

Manik H. Jhangiani – Chief Financial Officer & Senior Vice President, Coca-Cola Enterprises, Inc.

Other Participants

Judy E. Hong – Analyst, Goldman Sachs & Co.

MANAGEMENT DISCUSSION SECTION

Judy E. Hong, Analyst, Goldman Sachs & Co.

All right. We’re going to get started with the next presentation. And I am pleased to introduce our next presenting company, Coca-Cola Enterprises. And joining us from CCE are John Brock, the CEO; Nik Jhangiani, the CFO; and Thor Erickson, VP of Investor Relations. I think this may be the last time for Coca-Cola Enterprises to be presenting at our conference. As most of you know, CCE is in the process of merging into Coca-Cola European Partners, CCEP, with the deal on track to close before the end of the second quarter.

So, as ever, Europe obviously remains a dynamic, but tough, consumer retail environment. We certainly look forward to hearing from John and Nik and Thor and how CCEP will be positioned to accelerate its growth going forward, while continuing to focus on enchaining shareholder value.

So, I think there is a few minutes of prepared remarks, and then we’ll go into the fire side chat.

John Franklin Brock, Chairman & Chief Executive Officer

Thank you. So, thank you, Judy. And I am pleased to be here with you today [indiscernible] (01:09) a brief overview of our progress in creating this new company called Coca-Cola European Partners or CCEP. As you just heard, joining me today are both Nik and Thor.

Before we begin, I’d like to remind you that today’s presentation will contain certain forward-looking statements. These should be considered in conjunction with the cautionary language in CCE and The Coca-Cola Company’s recent filings with the SEC, including those that we’ve filed in regard to the transaction. A copy of this info is available on both CCE and Coca-Cola Company’s websites.

I think it’s also important to clarify that all the statements and references during this presentation that have to do with CCEP and the transaction are made with the full recognition that the transaction is subject to regulatory approvals and other conditions of closing. And until closing of the transaction, each party continues to operate its business separately and independently. The parties will not take any steps to implement the transaction until all the approvals have been received. So, here you see more forward-looking statements and perhaps you see some more here too. Then, I can go ahead and do with my presentation.

So, we’d like to highlight the transaction today that’s going to create CCEP as we work to combine CCE Germany and the Iberian bottlers. The territories that creates CCEP had 2015 pro forma net sales of about €11 billion and about €1.8 billion in EBITDA. This company is going to serve more than 300 million consumers across 13 countries with total annual volume of about 2.5 billion unit cases.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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This will make CCEP the world’s largest independent Coca-Cola bottler based on net sales. It will also make us a very major Western European consumer goods company. In fact, we see several areas where CCEP will create benefits and drive a very solid platform for value creation. As an example, we see significant advantages from a new level of partnership with The Coca-Cola Company creating closer collaboration and alignment and enhancing our opportunity for growth.

We also see opportunities for improved effectiveness and efficiency, as we integrate and, importantly, share best practices. And we anticipate creating new ways of operating allowing us to realize both scale and synergy benefits. This means we will create a winning combination. With CCEP, we see significant opportunities for profitable growth. And for example, we’re focused on realizing growth by driving value growth in sparkling, growing share in still, connecting with more consumers more often, increasing both effectiveness and efficiency, increasing the return on our CapEx investment and fully realizing the synergies that are created.

As we establish CCEP, we will focus on improving top-line growth. We’re going to do this through the benefits of our shared vision with The Coca-Cola Company, our improved ability to develop enhanced commercial partnerships and utilizing both our scale and our speed to win in new segments, such as stills. We will improve our supply chain, increasing the efficiency and effectiveness of both manufacturing, warehousing and procurement. We’ll also carefully manage operating expenses by sharing support functions, reducing management duplications, and adjusting headquarters facilities.

Within three years of closing, we expect annual run rate synergies, and that’s pre-tax savings, in the range of $350 million to $375 million. A key element of our ability to meet our goals is in fact our financial approach. This includes three elements. First, it’s essential that we drive cash from operations by growing free cash flow, driving operating income growth, improving free cash flow conversion, and prudently investing in capital expenses. Second, we want to maintain an optimal capital structure, while having financial flexibility. And third, we’ll continue to be opportunistic and pursue high-return investments. Each of these objectives is vital to our goal of growing shareowner value. As we look to our near-to-mid-term outlook, we expect the operating environment to remain challenging, with operating income growth to be driven primarily by synergies. We expect modest low-single digit net sales growth for full year 2016.

On a mid-to-longer term basis, we expect to drive profitable top line growth, invest in restructuring to capture the synergies available to us, and ultimately achieve our long-term objectives. In fact, we have a very clear focus on both near-term and long-term objectives.

A brief update now on where we stand with the transaction. We have already received EU Commission clearance and we’re working toward approval of our EU prospectus. We will hold a shareowners’ Meeting on May 24, seeking approval from CCE shareowners. Importantly, we remain on track to close by the end of the second quarter of this year.

As we work to build this new company, it’s critical that we do so sustainably and responsibly. This has been a cornerstone of our work at CCE, and CCEP is expected to adopt our commitment to sustainability. These commitments embrace both environmental and social issues, with a stronger focus than ever before on promoting wellbeing of our consumers. As we move forward, sustainability will remain a critical pillar of our overall business strategy, and we are in strong alignment with The Coca-Cola Company in this area.

So, in closing, let me add a few takeaways. From an operating standpoint, we’re realistic about the current operating environment. Importantly, CCEP brings a compelling business combination with clear opportunities for profitable growth. Once launched, CCEP will be the leading Coca-Cola bottler in the system and a major European consumer goods company, driven by our long-standing proven commitment to creating shareowner value.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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Thanks very much for your time and your interest. Now, Nik, Thor and I would be happy to take any questions.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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QUESTION AND ANSWER SECTION

<Q – Judy Hong – Goldman Sachs & Co.>: Great. Thanks, John. I’ll start with a few, and obviously everyone’s welcome to ask questions live or you can email questions and I’ll read off here. But it seems like we’re in crunch time, second quarter is nearing the end, so why not just get your thoughts on what are you really focused on to make sure that you’re ready day-one at CCEP deal closes and really to make sure that the integration goes as smoothly as you’ve planned for the first few months?

<A – John Brock – Coca-Cola Enterprises, Inc.>: I’ll make a couple of comments and Nik can talk a little bit about this. We’ve had an integration steering committee that’s met every three weeks for the past eight months, one person from Coke, me and Sol from CCIP, and then we’ve had an integration management office, which has been fully at work with some 75 people in it staffed on both growth, opportunities as well as synergy capture, as well as being ready for day one. All of those activities have taken place very finitely and smoothly, and I can assure you; one, we’re ready to push the button or at least to close and to be able to operate the business; and two, we have more confidence than ever that the synergies we talked about on August the 6th of $350 million to $375 million are very much there. The other thing is, we’ve got everything – I think from a financial standpoint, Nik, maybe you’d like to comment on all the activities we’ve had to do to make sure we’ve got those things in place?

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: Yeah. Sure. So, I think I would just build on one of the points that John said in terms of the synergy work. Part of that was around what was the [ph] inflate (10:12) synergies. And I think, we’ve already made some good progress there with some of the announcements that you’ve seen come out of Germany in terms of some of the plant closures, that will be happening in the coming months, quarters, et cetera. So, we’re already progressing on some of the [ph] inflate (10:30) stuff, which is very positive because there’s already positive momentum from that angle.

In terms of pure day one, I would say to you a couple of other things, one from a finance perspective, we’ve been working very closely to make sure we have a lot of the compliance type of things in place, from an angle of how do we actually close and consolidate, how do we report out, how do we have a working chart of authority day one so that people know exactly what they need to do in this new structure and new organization. So, a lot of day one readiness stuff that’s been happening, which gives us good comfort, in terms of including dry runs that we’ve been doing that we’re ready as of a close.

The second piece is obviously, you’ve seen the announcements that came out of the publish reports from the rating agencies, so the new company has now been rated. It’s a very strong investment grade rating, which actually puts us in very good stead of being able to go out and access the debt capital markets. The company CCE Plc has now been formed, which is the legal entity or the top-co in the structure, and that will hold all the subsidiaries, both of the U.S. CCE entity, as well as Spain and Germany. And we’ve also signed all our credit facilities with a group of banks both in terms of a bridge facility in the event that we don’t see the market conditions being right. Although, as we sit here today, looks okay. But I don’t know what tomorrow is going to be like. But we’ve also got a revolving credit facility signed and in place for a €1.5 billion and we also have a term loan structure that is finalized, which is a part of our capital structure.

So, I think there is lot of work that’s been done to get us ready. The other point I would say to you is, Damian and myself have been working very closely with The Coca-Cola Company in terms of building out a five year plan, which is obviously one of the conditions that we have to make sure that we have an aligned business plan going forward through 2020, let’s say. So, more work happening there as we speak, but all in good shape.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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<Q – Judy Hong – Goldman Sachs & Co.>: So, obviously I think a lot of the investors acknowledge the cost synergy targets are achievable and you have a good track record of delivering on the margin improvement. Certainly, the top line has been very challenging, and I know your near-term expectation isn’t very robust. But I think the question about why CCEP, can it really accelerate top line growth is still a question mark for some people. So, can you maybe talk about why that’s the case? And maybe go into each of the markets, the four major markets and sort of the opportunities that you see as you look at the CCEP angle?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Sure. I think, one of the major benefits of this transaction, in putting these businesses together is the realization that each of the businesses bring some unique capabilities and best practices that the others have, but maybe not to the same degree. And I would call out Germany for example as being among the world’s best dealing with hard discounters, half their business, half of the Coke business in Germany goes through hard discounters. So while we and CCE and the Spanish both understand the importance of that channel, we don’t do it nearly as well frankly as the Germans do, that’s the best practice technique.

I’d say within CCE, we are among the world’s best frankly in managing and dealing with major grocery chains like Tesco, Sainsbury (sic) [Sainsbury’s] (14:14), Carrefour. We typically are rated number one or number two by the Advantage Group, which in an independent survey among all consumer and packaged goods companies. And so again, that’s a best practice approach. If you look at Spain, most people who visit Spain and see they are up and down the street execution, hotel, restaurant, cafes, would say it’s the best in the world. And while you’ve heard – some of you heard us talk about [ph] Bluestones (14:37) before in Paris and London and Amsterdam, frankly we don’t do it as well as the Spanish do.

So, when you look at those kinds of best practice techniques and the – and the teams have been working mightily on how to transfer those between markets, that’s one reason, we think growth is out there. There is another reason which is portfolio exchange. Again, if you look at our business, we have Monster in all of our territories. Monster is just now expanding into the Coke bottlers in Spain and Germany, and of course with the Monster transaction, the good news is, we and Coke think of Monster as a Coke brand, the Monster team handles all of the Energy business and its among the fastest growing segments we have.

I would say similarly, if you look at other portfolio situations, Spain and Germany, both have waters, throughout their system, we only have selective waters, we have smartwater [indiscernible] (15:34), we have Chaudfontaine in Belgium, but again, when we compare and contrast our portfolios, I think you’re going to see a lot of exchanging that we can do. So – finally, I would comment, Spain and Germany have both been in a growth mode for the past 15 months. Reported numbers from Coke of – of course showed Spain and Germany both growing last year in unit volume. And in the first quarter of this year, Spain grew 3%, Germany grew 1% and while CCE didn’t have a strong first quarter from a revenue growth standpoint, we had a number of pockets of growth. And I think frankly, when you look for the balance of this year, you’re going to see growth and frankly, as we go into 2017 and 2018, we anticipate growth picking up for all the reasons I just described.

<Q – Judy Hong – Goldman Sachs & Co.>: Maybe we can talk a little bit about the alignment with KO and certainly you talked about working together on the five year plan, they have a new COO with European experience, it seems like there is certainly a more focus on getting improvement out of Europe. So, what’s different about the partnership today versus four years, five years ago? And I think there is a question – here’s that sort of dovetails it, but some examples of really functional capability tied to top line acceleration that you’re seeing with the new level of partnership from KO?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Nik, why don’t you comment about that. Two immediate examples. One you’ve already talked about, which is the five-year plan, and two is the incidence, pricing architecture and agreement, which of course you negotiated for us.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: Yeah. So, I think that’s a great – a great one in terms of thinking about the functional capability, but also just driving a lot better commercial alignment between ourselves and The Coca-Cola Company. So, one, I think, we’re both obviously focused on revenue growth going forward as a measure, which is a very important change from the way we’ve been working in the past. And I think our teams are working much more jointly together to still look at ways to accelerate revenue growth, so I think that’s important. The second piece is obviously, with that focus around revenue, the fact that we have a new incidence model that aligns our behaviors from both an angle of the way we’ve looked at both the packaging and pack profitability between the bottler and the company, as well as the fact that it’s linked to much more real-time as opposed to – in previous periods we had this 18 month time lag, is another great example of allowing us to be much more aligned to work closely together in the marketplace and be more proactive, reactive, but we both see the benefits or potentially the hits if it’s the right thing to do for the business longer term at the same time.

And you’re truly in a partnership than doing that. So I think both those factors really help in terms of how we would be looking at the markets, the opportunity, what we need to do in terms of that balance of volume, price and mix to ultimately grow revenue and grow that share of the pie as opposed to figuring out who gets what share of the pie, right? It’s how do we grow that pie really.

So I think that’s very important in terms of how we work with them. I mean there’s other areas in terms of publicly, as John referenced, a lot of focus around best practice sharing. We talked about water, a great example is what Germany has done with a product called [ph] Bio Vio (19:02) which is a organically fruit flavored water that has been launched and been very successful in that market, and it’s a great learning that we can transport across into other markets.

Spain has done a great job with Aquarius for instance. How do we build upon the success of that. [ph] We want smartwater of very (19:21) successfully so far and have just extended that into the sparkling range as well, are there learnings that we can take into other markets, Germany and Spain with that too. And then John talked about Monster, which is a big opportunity, but Capri Sun is a brand that we also have across our markets today, obviously is distributed not within the Coke system in both Germany and Spain as well, so is that an opportunity that potentially might give us some top line acceleration opportunities for the future. And then there is the whole focus in The Coca-Cola Company around innovation, which I think we’re seeing some game-changing thoughts and ideas, as well as strong commitments for investment coming from them, with obviously a commitment in terms of investments that we would be making as well. I think it’s two-sided.

We expect a lot from the company in terms of innovation and brand equity and brand love, of course, in the same way they expect us to be stronger in terms of execution, distribution, cooler placements, being able to have and drive more availability to a broader set of consumers. So, there is a lot of work that’s going on that gives us some more – gives us a feeling of positivity in terms of top line. Now, it’s not going to come overnight though, right?

This doesn’t just – this isn’t a switch you just flick on and boom, it goes that woot. So, I think as we’ve looked at the guidance that we’ve provided, we’ve kind of indicated, if you look at the earlier years, you’re going to see more of the OI growth being driven by the synergies and probably that low-single digit growth at the lower end of that in terms of revenue. But as we look through the plan with the things that we’re doing to try and accelerate and drive top line growth, you’d see that shift towards more of the higher end of that low-single digit range, and then once you’ve realized the synergies that mid-single digit range OI realization on a going-forward basis.

<Q – Judy Hong – Goldman Sachs & Co.>: If I can follow up on that because obviously the environment’s been tough. So maybe that’s been masking some of the improvement that you could see with the alignment that it seems like certainly if it – the alignments there and the focus is there, and maybe we’re just being impatient, but why aren’t we seeing some of the improvements. So, I guess the question number one is, does the behavior take a little bit of time to change? So, right now it’s really the earlier stages of...

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: Absolutely.

<Q – Judy Hong – Goldman Sachs & Co.>: …everyone coming together and hopefully we get traction going forward. The other thing is, just in terms of transaction and the frequency. So a lot of these price/pack architecture strategy is aimed at growing revenues, but also increasing frequency and transaction.

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: And transaction.

<Q – Judy Hong – Goldman Sachs & Co.>: So what are you seeing from that perspective in terms of the early signs?

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: So, the first point I would make is around – keep in mind that the new incidence model has only come into effect January 1, 2016, all right? We spent a good part of last year working through that and testing it and trying to figure out what’s the best way to roll it out, but it’s been a quarter, okay? So, again, those are a lot of behavioral changes that need to continue to happen. There’s better alignment, so the teams are working better together. But that takes a while before it happens.

But a good example of that is, if you look at what Spain did, right? So, Spain at the time of the formation of Iberia Partners in mid-2013 switched to an incidence model, right. If you look at 2015 and the first quarter of 2016, remember you had 2% revenue growth that Spain achieved in 2015, as well as 3% volume growth that they’ve – that the Coke Company just announced for them in the first quarter. So, you can see that acceleration happening, right. Part of it has also been the market. To be perfectly honest, part of it has also been the wind in their sales from that consolidation. So I think all those things will help us as well as we continue to go into CCEP and build this out further.

<A – John Brock – Coca-Cola Enterprises, Inc.>: The one other comment I’d make around our relationship and why it’s so important is sheer size because it’s worth recognizing that we comprise over 20% of the system profitability for The Coca-Cola Company and The Coca-Cola system. So, that’s just one number, but it’s an important number because it says, we’re both incredibly important to each other, so there was no other reason other than that one, for us to work together closely, that’s a big one.

<Q – Judy Hong – Goldman Sachs & Co.>: Great. So, I guess if we think about some of the programs that you have in place for the rest of this year, with the Euro Cup and I think a lot of those programs are aimed at maybe accelerating growth from a top-line perspective, you have the one brand strategy from KO that’s getting rolled out. So, how would you assess sort of the likelihood that we do certainly see more of these improvements from a volume perspective soon or rather than later?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Well, we’ve said the anticipation we have for the balance of the year is revenue growth – modest revenue growth, and that still very much holds even after a tough first quarter, and it’s because of all the plans and programs that you began to talk about that we think that’s the case. The EURO 2016 is the largest sporting event by far this year in Europe and it’s in France, and seven of our countries will be participating in it, so it’s huge. It’s frankly in Europe, a lot bigger than the Olympics, although we’ll be participating in a significant way in the Olympics also.

We have new advertising program behind Coke, which you just referenced, which is all about Taste the Feeling, which is taking off for Coke products and grouping them under an umbrella, brand Coke, which is much more efficient and effective, and the same program is being rolled out here, broadly speaking in the U.S., and it’s a terrific communications program.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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And then we have a number of other innovations. Nik was mentioning the package architecture that we’re doing, small packages capitalizing on small baskets, occasions and frankly thinking about selling transactions as opposed to volume and The Coca-Cola’s – Coca-Cola Company’s view about that has been hugely helpful over the past couple of years is they’ve transitioned from a volume approach to a revenue approach.

Fanta, Sprite, Monster, we’re doing a sugar free version of Monster called Monster Ultra which has been very successful here in the U.S. So, we have one of the most significant innovation programs for the balance of the year that we’ve had in a long time. And again, I think, it’s all of those activities pulled together that give us modest optimism on revenue growth for the balance of the year.

<Q – Judy Hong – Goldman Sachs & Co.>: With respect to GB, so in Q1, you had some supply disruptions with the IT implementation. I think, in the earnings call you said it was near normal level. So, just wanted to see if we have an update on – are we now at normal levels? And just broadly from a UK standpoint, the market share continues to be a source of concern for some of the investors, particularly in the – in some of the measured channel data. So, how should we think about sort of that being a key risk in terms of whether profitability for you guys going forward?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Everybody has their stories around architecture, implementations and particularly SAP. And after doing it successfully six times in six years in six countries, we thought we had it down and frankly, we didn’t. And in GB, which clearly is our most complex country, we had a couple of hiccups. Those hiccups are behind us and they did contribute to the softness in the first quarter in GB. But again, the good news is that is behind us.

In terms of the situation in GB share loss, we’re not happy with share losses. But I would also say our objective is to have share gains over time and to do so in a profitable and responsible fashion. And in GB as in all of our markets, we take a very considered, careful look at what we’re doing, what our promotional programs – what our strategy is all about and we don’t chase volume irresponsibly, it’s that simple. And so, I think you can assume over time you’re not going to see us losing value share in markets as important as GB, but occasionally quarter-to-quarter we do.

<Q – Judy Hong – Goldman Sachs & Co.>: Are there any questions from the audience? I think there is one here that I’m going to ask about. I guess comparison to the Mexican bottlers where they obviously have a very high per capita consumption, but they’ve grown volume at a pretty healthy rate. So why isn’t that something that you can replicate and maybe broadly speaking, you’ve got per cap consumption ranging from lower to higher across your markets, so what is sort of the right way to think about the opportunity from a per cap consumption standpoint?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Well, Mexico did a great job last year. They came off of a pretty challenging year, the year before. There was a soft drink tax imposed in Mexico. And I think, again from our standpoint, we’re really pleased to see that Mexico shock it off, because after having one year that was challenging, after the tax was put in place, they came back this past year and are now back to the pre-tax levels from a volume standpoint, and that’s really encouraging because one of the things that we have as a very strong message is soft drink taxes, broadly speaking, don’t work.

And I think the Mexican experience, which some of you reported – saw reported here in the media in the last couple of weeks confirms that. Broadly what happened in France confirms that too. So, we’re facing a similar situation in Great Britain and hope that discussions with regulators over time, can help convince them that, that’s not such a great idea.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
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In terms of Mexico, yeah, last year they got everything right and we give them congratulations. We were just at a top to top meeting in The Coca-Cola system in Greece this past week and saw some of the things they’re doing, and they had great advertising, they had outstanding up-and-down-the-street execution, and I think it’s a good model for us to go after; frankly that’s exactly what we plan to do as we go forward.

<Q – Judy Hong – Goldman Sachs & Co.>: On the portfolio mix, sort of question about where the growth could come from over the next four years, five years. I know you’ve been focused on getting the still share up and gaining share within still, but is there more to do from both KO standpoint and from your perspective? And what are the hurdles from not seeing much better acceleration in sort of that portfolio shift?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Do you want to comment on that one, Nik?

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: Sure. I mean, I think quite honestly, we haven’t had a stronger focus on it or better alignment around it, and I think going forward, there is a recognized commitment from both parties that, that’s where we need to grow. The market has been shifting, when we look at where the growth is coming from. That’s not to say that we want to ignore sparkling, because there is still significant opportunities, particularly from a transaction perspective, from the perspective of the non-caloric or the low sugar or the no-sugar products that’s out there.

But we also realize that there is a big opportunity on the still space and there is margin opportunity on the still space too. So, a lot of it is around a joint commitment to innovation and moving with speed. A lot of it is around being willing to try more and experiment and put more in the marketplace and not be afraid of failure and learn from that. A lot of [indiscernible] (31:22) capitalizing on some of the best practices within what will be CCEP, but some of the other bottlers and seeing what we can do differently and better. I think focus on revenue, focus on aligned growth model, that incidence model, all those things help. And back to John’s point, we’re just as important part of the Coke system in terms of that profit contribution that both parties are that much more incentivized to make sure that we’re both successful, because we both benefit from that. So, I think there are some subtle shifts that are clearly happening that will allow us to be able to take more risks and do more in that space.

<Q – Judy Hong – Goldman Sachs & Co.>: So, if you think about the long-term revenue growth targets of low-single digits, I mean how big a contributor would that still growth be within that. And obviously you talk about Monster and the success that it’s had in your portfolio and it’s relatively small still, [ph] maybe it’s (32:25) 4% of volume, but if that continues to grow at double digits, it’s going to become more important.

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: It’s more like 2% to 3% of our volumes; it’s even smaller, so hence the opportunity is bigger. But the same thing with, for instance, when you look at juice drinks or teas or infusions, those are the areas that are growing, flavored waters, and that’s where we want to invest more. Now again, I will keep saying to you that does not mean sparking, particularly in terms of the low and no-calorie, cannot grow, right? We have the ability with both the focus around the integrated marketing campaign, the one brand campaign, as well as the fact that there is a lot that we can do from a distribution game perspective, right?

So, if we have 100% weighted average distribution, as an example, for Red Coke, right, we’re probably at maybe 50% or 60% on average for Coke Zero, right? We need to drive a lot more availability because if it is not available, right, we’re not reaching every consumer that might be looking for that Coke Zero, right. So, there is a lot that we can do in that space. We’ve obviously just re-launched Coke Life with a new formulation in terms of less sugar, so it’s about 45% less sugar versus the older variant or versus regular Coke. We’re also just about to re-launch Coke Zero with an enhanced new taste, but also branding of Coke Zero Sugar because the bulk of a larger consumer base did not understand that this product had zero calories and zero sugar, right. So, it’s about availability on one side in terms of what the bottler needs to do, but it’s also about the rebranding and the reformulations that The Coca-Cola Company is working on, right.

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Coca-Cola Enterprises, Inc.	CCE	Goldman Sachs Global Staples Forum	May 10, 2016
Company ▲	Ticker ▲	Event Type ▲	Date ▲

So, I think there’s opportunities on both sides. Hard to say, is more – how much of that growth is going to come in terms of that low-single digit from the still versus the sparkling, I would expect a higher proportion coming from stills. But at the end of the day, I want to grow both categories and I want to get that growth, and I need to capitalize on that in the marketplace.

<A – John Brock – Coca-Cola Enterprises, Inc.>: And the reality is, we are a sparkling company and while we’d like to have a better, stronger and more robust portfolio on stills, with 80% of our volume and revenue coming from sparkling, we are absolutely confident we can get the sparkling category growing. And in fact a lot of segments that are growing including Energy which is really sparkling even though the industry categorizes it as still, but the next point we can get the sparkling category growing again and we’re convinced that we will.

Judy E. Hong, Analyst, Goldman Sachs & Co.

Great. I think we’re actually out of time, so we’ll stop here. Thank you, John, Nik, Thor. And we’ll look forward to hearing the next chapter.

John Franklin Brock, Chairman & Chief Executive Officer

Absolutely.

Judy E. Hong, Analyst, Goldman Sachs & Co.

Thank you.

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FORWARD-LOOKING STATEMENTS

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or CCEP’s historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.U. (“CCIP”) or Coca-Cola Erfrischungsgetränke GmbH as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a proxy statement of CCE and a prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a definitive proxy statement of CCE and a prospectus of CCEP. The registration statement was declared effective by the SEC on April 11, 2016. A definitive proxy statement/prospectus has been mailed to CCE’s shareowners in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the definitive proxy statement/prospectus filed with the SEC.